Filed by JED Oil Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: JMG Exploration, Inc.
Commission File No. 001-32438
JED Oil Inc. Commission File No. 001-32000

FOR IMMEDIATE RELEASE

JMG EXPLORATION, INC. ANNOUNCES APPOINTMENTS

Calgary, Alberta – June 30, 2006 – JMG Exploration, Inc., (NYSE ARCA: JMG, JMG+) today announced that Joseph Skeehan, will become acting President and CEO effective July 1, 2006. At the same time, Don Wells will assume the role of Chairman of the Audit Committee which was previously held by Mr. Skeehan. Tom Jacobsen will also join the Audit Committee. Mr. Skeehan, Mr. Wells and Mr. Jacobsen are all current members of the Board of Directors. These changes were necessitated by the death of Herman Scarbourgh “Scobey” Hartley, JMG’s President and CEO who passed away earlier this month. “Scobey’s passing was a tremendous loss for all who knew him,” stated Reg Greenslade, JMG’s Chairman of the Board. “His kindness, can-do attitude and involvement in numerous community and public service organizations will be missed by many.” “We are very fortunate to have such a strong Board of Directors to allow us to continue operations and the planned merger of JMG and JED Oil Inc. (AMEX:JDO) unimpeded,” added Mr. Greenslade.

In addition, David Ho will become the acting CFO of JMG effective July 1, 2006. Joanne Finnerty, JMG’s current CFO, will be stepping down as a result of the upcoming proposed merger with JED. Mr. Ho is currently the CFO of JED and will work closely with Mr. Skeehan and the independent committee formed with respect to the proposed merger.

As previously announced, JMG would merge with a wholly-owned subsidiary of JED in the U.S. JMG’s securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share. Both companies have formed independent Board committees and engaged financial advisors to perform fairness opinions with respect to this proposed transaction. Closing of the transaction is scheduled for mid-August, subject to receipt of regulatory approval.

This announcement does not constitute or form part of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities, pursuant to the merger or otherwise.

This notice contains forward-looking statements. The words “proposed” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JED or JMG shareholders to approve the merger; the risk that the businesses of JED and JMG will not be integrated successfully or as quickly as expected; and the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected. Additional factors that may affect future results are contained in JED and JMG’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither JED nor JMG is under any obligation, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

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JMG Exploration, Inc. News Release June 30, 2006	Page 2

NOTE: In connection with the proposed merger, JED has indicated that it intends to file a registration statement on Form F-4, including a joint proxy statement/prospectus of JED and JMG, and JED and JMG will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about JED and JMG, without charge, at the SEC’s Web site (www.sec.gov). Copies of JED’s filings may also be obtained without charge from JED at JED’s Web site (www.jedoil.com) or by directing a request to JED at Investor Relations, Suite 2600, 500 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6. Copies of JMG’s filings may be obtained without charge from JMG by directing a request to JMG at Investor Relations, Suite 2600, 500 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6.

JED, JMG and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

For further information contact:

JMG Exploration, Inc. Reg Greenslade, Chairman (403) 537-3250	or	Investor Relations Counsel The Equity Group Inc. Linda Latman (212) 836-9609 Lena Cati (212) 836-9611 www.theequitygroup.com